STEAL THE NAUGHTY LIST

Total Budget	$2M
Pre Production	5.10%
Tech for all sets	2.40%
Animators	20.00%
Characters	3.40%
Director NVM	6.00%
DP	2.00%
Studio rental space	1.25%
Set creation	7.10%
VO talent	7.25%
Leadership (Producers/Legal/Crew)	18.00%
Post Production	12.50%
Marketing	10.00%
WeVidIt 5%	5.00%